FreeSeas Announces Assignment of the Debt Purchase and Settlement Agreement

Athens, Greece, September 26, 2013 -- FreeSeas Inc. (Nasdaq CM: FREE)(“FreeSeas'' or the “Company”), a transporter of dry-bulk cargoes through the ownership and operation of a fleet of six Handysize vessels and one Handymax vessel, announced today that it has entered into an assignment and amendment agreement (the “Assignment”) with Deutsche Bank Nederland N.V.(“Deutsche Bank”), a Magna Group affiliate fund Hanover Holdings I, LLC (“Hanover”), Crede CG III, Ltd (“Crede”) a wholly-owned subsidiary of Crede Capital Group, and various wholly-owned subsidiaries of the Company.

Mr. Ion G. Varouxakis, Chairman, President and Chief Executive Officer of the Company made the following comments: “We are pleased to enter into the Assignment, which will remove, immediately upon appropriate court approval, approximately $30 million of debt from our balance sheet. Since our last announcement on July 5, 2013, we have completed our last trade debt swap into equity of about $5.8 million and our equity line. Based on our improved capital structure and debt free vessels, we will now be able to expedite our plans to pursue opportunities for growth, instead of waiting months for Deutsche Bank to be repaid, capitalizing on the current low market values for vessels and improved shipping market conditions. We have greatly appreciated Magna Group’s contribution, who was instrumental in structuring and executing a series of transactions including the Settlement Agreement, optimally positioning us in the market.”

As previously reported, on July 5, 2013, the Company entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank, Hanover and the various wholly-owned subsidiaries of the Company.

Pursuant to the terms of the Settlement Agreement, Hanover agreed to purchase USD$10,500,000 of outstanding indebtedness owed by the Company to Deutsche Bank in accordance with the terms thereof. Upon payment in full of the purchase price to Deutsche Bank for such purchased indebtedness in accordance with the terms of the Settlement Agreement, the remaining outstanding indebtedness of FreeSeas and its subsidiaries to Deutsche Bank will be forgiven, and the mortgages granted to Deutsche Bank on both of its two security vessels discharged and the Company would own these two vessels free and clear of all such liens granted to Deutsche Bank.

Pursuant to the Assignment, Hanover assigned all of its rights and obligations under the Settlement Agreement and an escrow agreement to Crede in accordance with the terms thereof. Crede paid Hanover $3,624,345.40 in the aggregate, $2,624,345.40 of which represented the amount deposited in escrow by Hanover and fees and other expenses incurred by Hanover. In addition, the escrow agreement was amended and pursuant thereto Crede deposited an additional $8,002,400 into escrow, following which the entire aggregate amount held in escrow pursuant to the escrow agreement was $10,542,057, which represented the entire purchase price of the purchased indebtedness plus fees and expenses incurred by Deutsche Bank. Such entire amount would be released from escrow to Deutsche Bank upon the receipt of the court approval described in the Settlement Agreement, and the debt forgiveness, mortgage discharge, and owning the two vessels free and clear of all liens granted to Deutsche Bank would occur concurrently with such release.

In addition to the foregoing, the Company, in partial consideration for Hanover’s cancellation of certain covenants, issued to Hanover 2,000,000 shares of common stock and granted customary piggy-back registration rights for such shares, together with a demand registration right commencing 120 days after September 25, 2013.

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About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Athens, Greece. FreeSeas is engaged in the transportation of drybulk cargoes through the ownership and operation of drybulk carriers. Currently, it has a fleet of Handysize and Handymax vessels. FreeSeas' common stock trades on the NASDAQ Capital Market under the symbol FREE. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as ``expects,'' ``intends,'' ``plans,'' ``believes,'' ``anticipates,'' ``hopes,'' ``estimates,'' and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact Information:

At the Company

FreeSeas Inc.

AlexandrosMylonas, Chief Financial Officer

011-30-210-45-28-770

Fax: 011-30-210-429-10-10

info@freeseas.gr

www.freeseas.gr